                                                   ---------------------------
                                                          OMB APPROVAL
                                                   ---------------------------
                                                   OMB Number:  3235-0145
                                                   Expires: October 31, 2002
                                                   Estimated average burden
                                                   hours per response ... 14.9
                                                   ---------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                  AARO Broadband Wireless Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, .001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   00252V106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                  AARO Broadband Wireless Communications, Inc.
                              2100 Oklahoma Tower
                                210 Park Avenue
                            Oklahoma City, OK 73102
                                 (405) 415-2750
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 5, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.                                                     PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    The Oklahoma Publishing Company                     73-1390378
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           9,200,000. See Item 1.
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    9,200,000. See Item 1.
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,200,000. See Item 1.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.62%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1.  SECURITY AND ISSUER.

         This statement relates to shares of common stock, par value $ .001 share (the "Stock"), of AARO Broadband Wireless Communications, Inc. a Nevada corporation (the "Issuer"). The person reporting on this
         Schedule is also the owner of Series I Convertible Preferred Stock (the "Series I Stock"), par value $.001, of the Issuer, and warrants to purchase 1,600,000 shares of Common Stock of the Issuer. Each share of Series I Stock is convertible into 3 shares of Common Stock at the option of the holder. Each share of Series I Stock also entitles the holder to 3 votes per share. The principle executive offices of the Issuer are located at 2100 Oklahoma Tower 210 Park Avenue Oklahoma City, OK 73102

Item 2.  IDENTITY AND BACKGROUND.

                  (a) This statement is filed on behalf of The Oklahoma Publishing Company ("OPUBCO"), a Delaware Corporation.

                  (b) OPUBCO's principal place of business is 9000 North Broadway, Oklahoma City, OK 73114.

                  (c) During the past five years, OPUBCO has not been convicted in a criminal proceeding.

                  (d) During the past five years, OPUBCO was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, federal or state securities laws or finding an violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:

         REPORTING PERSON          SOURCE OF FUNDS          AMOUNT OF FUNDS
The Oklahoma Publishing Company    Working Capital             $3,600,000

Item 4.  PURPOSE OF TRANSACTION.

         OPUBCO acquired the Common Stock and Series I Stock as an investment. While it may purchase additional Common Stock from time to time, except as set forth herein, it has no plans or proposals which relate to or would affect the Issuer's Corporate Structure policies or business operations, as enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

                                                               Page 4 of 5 Pages

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, OPUBCO beneficially owns, upon conversion of its Series I Stock and exercise of its Warrants, 9,200,000 shares, or 16.62%, of the Issuer's outstanding Common Stock.

         (b) As of the date hereof, OPUBCO has sole power to vote, or to direct the vote of and to dispose of, or direct the disposition of, the shares of stock that it owns.

         (c) During the past sixty days, OPUBCO purchased 2,000,000 shares of the Issuer's Series I Stock which is convertible into 6,000,000 shares of Common Stock at a purchase price of $1.00 per share of Series I Stock.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities mentioned in paragraph (a).

         (e) OPUBCO has not ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         OPUBCO has no contracts, arrangements, understandings or relationships with any person with respect to securities of the Issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         NONE.



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: October 16, 2000                   THE OKLAHOMA PUBLISHING COMPANY, A
       ----------------                   DELAWARE CORPORATION

                                          By: /s/ DAVID C. STORY
                                             -----------------------------------
                                             David C. Story, Treasurer